UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2008

Commission File Number: 000-30574

ALLSHIPS LTD.
(Translation of registrant’s name into English)

OMEGA BUILDING 80 KIFISSIAS AVENUE AMAROUSSION J3 GR151 25
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes [_]   No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-______________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 to this report on Form 6-K is a copy of the Proxy Statement of AllShips Ltd. (the “Company”) dated July 7, 2008, for the 2008 Special General Meeting of Shareholders of the Company that was held on August 11, 2008.

Exhibit 1

ALLSHIPS LTD.

2008 SPECIAL GENERAL MEETING OF SHAREHOLDERS
PROXY STATEMENT

This proxy statement (“Proxy Statement”) is furnished in connection with the solicitation of proxies by the Board of Directors of AllShips Ltd., a limited liability company incorporated in Bermuda (“AllShips” and the “Company”), to be voted at the Special General Meeting of Shareholders of the Company to be held on 11 August, 2008, at the offices of AllShips Ltd., located at Covenant House, 85 Reid Street, Hamilton HM 12, Bermuda at 10:00 a.m., Bermuda Atlantic Time, and at any adjournment or postponements thereof (“Special General Meeting”), for the purposes set out in the Notice of the Special General Meeting of Shareholders which was sent to the Shareholders on 7 July 2008 and described herein. The approximate date on which this Proxy Statement and the enclosed forms of proxy are first being sent or given to the holders of the Common Shares (defined below)(collectively, the “Shareholders”) is 4 July 2008.

VOTING RIGHTS AND SOLICITATION OF PROXIES

The Board of Directors of the Company (“Board”) has fixed the close of business on 4 July 2008, as the record date for the determination of shareholders entitled to receive notice of, and to vote at, the Special General Meeting (“Record Date”). As of the Record Date, there was one outstanding class of shares of the Company, the Company’s common shares, par value US$0.00016666666667 per share (“Common Shares”). At the Record Date, there were 45,230,693 Common Shares issued and outstanding. Each Common Share entitles the record holder on the Record Date to one vote on all matters.

Any Shareholder giving a proxy has the power to revoke the proxy prior to its exercise. A proxy may be revoked: (a) by delivering to the Secretary of the Company, John O’Kelly-Lynch, at or prior to the Special General Meeting, an instrument of revocation or a duly executed proxy bearing a date or time later than the date or time of the proxy being revoked; or (b) at the Special General Meeting if the Shareholder is present and elects to vote in person. Mere attendance at the Special General Meeting will not serve to revoke a proxy.

Proxies for Common Shares

All proxies for Common Shares received and not revoked will be voted as directed. If no directions are specified, such proxies will be voted FOR approval:

(a)
that the authorized share capital of the Company be increased from US$25,000.00 represented by 150,000,000 common shares with each share having a par value of US$0.00016666666667 to US$800,000.00 represented by 4,800,000,000 common shares with each share having a par value of US$0.00016666666667, thereby creating for issue an additional 4,754,769,307 common shares of the Company with each share having a par value of US$0.00016666666667, in accordance with section 45(1) of the Companies Act 1981.

As to any other business which may properly come before the Special General Meeting, the persons named in such proxies will vote in accordance with their best judgment, although the Company does not presently know of any other such business. In those cases where a proposal calls for a class vote of the Common Shares, your vote will represent a vote in connection with the class vote of the Common Shares.

A majority of the outstanding Common Shares entitled to vote must be represented in person or by proxy at the Special General Meeting in order to constitute a quorum for the transaction of business. Abstentions will be counted for purposes of determining the existence of a quorum at the Special General Meeting. The votes required to pass each proposal are set out in this Proxy Statement under the appropriate caption and also are set out on the Common Share Proxy Card.

Increase of Authorised Share Capital
(Proposal 1)

To approve the recommendation of the Board of Directors that the authorized share capital of the Company be increased from US$25,000.00 represented by 150,000,000 common shares with each share having a par value of US$0.00016666666667 to US$800,000.00 represented by 4,800,000,000 common shares with each share having a par value of US$0.00016666666667, thereby creating for issue an additional 4,754,769,307 common shares of the Company with each share having a par value of US$0.00016666666667, in accordance with section 45(1) of the Companies Act 1981.

Vote Required: Board Recommendation

Approval of the Marshall Islands Articles of Domestication, Incorporation and By-laws
(Proposal 2)

To approve the Articles of Domestication, Incorporation and By-laws that will be in effect upon the redomiciliation of the Company to the Marshall Islands.

The Articles of Domestication, Incorporation and By-laws for consideration and approval of the Shareholders are enclosed with this Proxy Statement.

Vote Required: Board Recommendation

Approval of these proposals requires the affirmative vote of a majority of the total number of shares of Common Shares voting with respect to this resolution.

OTHER BUSINESS

The Company knows of no business other than that described herein which will be presented for consideration and action by the Shareholders at the Special General Meeting. If, however, any other business shall properly come before the Special General Meeting, Common Shares represented by proxies will be voted in accordance with the best judgment of the proxy holders or their substitutes.

BY ORDER OF THE BOARD OF DIRECTORS

John O’Kelly-Lynch
Secretary
Date: 7 July 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALLSHIPS LTD.

Dated: September 17, 2008	By:	/s/ George Economou
	Name:	George Economou
	Title:	Chairman and Director

SK 25630 0003 919246